Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Community Shores Bank Corporation

Frequently asked questions about the announcement of the pending acquisition of Community Shores Bank Corporation by ChoiceOne Financial Services, Inc.

What was announced today?

ChoiceOne Financial Services, Inc. has entered into a definitive merger agreement to acquire Community Shores Bank Corporation.

Details:

•	Joining forces with Community Shores is a natural geographical and cultural fit for ChoiceOne. It allows ChoiceOne to extend our footprint into Muskegon and Ottawa counties and better serve both organization’s customers.
•	Similar culture, values and commitment to our local communities.
•	Opportunity for employee sales and operational talent at Community Shores to be brought into ChoiceOne.
•	Leverage ChoiceOne technology to benefit Community Shores’ customers and employees.
•	Enhancement of the community commitment of Community Shores and ChoiceOne.

How does the pending acquisition impact our customers?

It is business as usual for customers at this time. Looking ahead, we are excited to combine our service cultures and bring technology enhancements to better serve our customers.

What is the commitment to local communities in Michigan?

Both ChoiceOne and Community Shores have deep roots in Michigan and this pending acquisition, when completed, will allow us to enhance our impact on local communities.

When is the transaction expected to close?

The transaction is expected to close in the second quarter of 2020, subject to the satisfaction of customary closing conditions, including receipt of approval from Community Shores shareholders and receipt of regulatory approvals. The consolidation of Community Shores Bank with and into ChoiceOne Bank is expected to occur in the second half of 2020.

Will there be any branch closures?

No branch closings are planned at this time.

Where will leadership and operations be located?

We intend to leverage the experience and expertise of both organizations and will maintain some operational departments in Muskegon, Michigan.

At the time of the bank consolidation, Community Shores CEO and President, Heather Brolick, will continue with ChoiceOne Bank and lead Human Resources as SVP, Human Resources. Community Shores Chief Lending Officer, Brent McCarthy, will serve as VP, Muskegon Market Executive for ChoiceOne Bank and will lead the Muskegon market.

Will Community Shores Bank name be changed?

Yes, but not until the consolidation of the banks which is expected to be completed in the second half of 2020. ChoiceOne Bank will be the name of the institution following the bank consolidation.

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Frequently asked questions about the announcement of the pending acquisition of Community Shores Bank Corporation by ChoiceOne Financial Services, Inc.

Will there be a system conversion?

We are planning for a conversion of Community Shores customers to the ChoiceOne system following the consolidation of the banks in the second half of 2020.

Will any employees lose their jobs as a result of this pending acquisition being completed?

The true value in an organization like Community Shores is the people and we intend to closely evaluate the roles of employees.

The ChoiceOne and Community Shores management teams will be meeting with employees over the next several weeks to better understand their roles and responsibilities and to determine the appropriate staffing for the organization going forward. We will be transparent during this process regarding any decisions.

In the event that your position is eliminated and you are not offered a comparable position with ChoiceOne, you will be eligible for severance pay of equal to 2 weeks pay for each full year of service with a minimum of 4 weeks’ pay and maximum of 26 weeks’ pay, as well as an opportunity to continue health care coverage through COBRA. ChoiceOne will offer job search assistance to any displaced employee.

Will employees have the opportunity to interview for jobs at ChoiceOne?

Yes! Starting immediately, Community Shores employees will have the opportunity to apply for open positions at ChoiceOne. Today, given technology, ChoiceOne has a work force that is distributed in multiple locations.

Will employee compensation change?

Following the consolidation of the banks, Community Shores employees will be eligible for ChoiceOne salary and incentive plans.

Will employee benefits remain the same?

Community Shores employees will be transitioned to ChoiceOne’s benefit plans at a date to be announced in the future. Benefits offered and paid time off will be comparable to what employees have today. We have compared the employee benefits of the two organizations and believe that Community Shores employees will be pleased with the ChoiceOne benefit plan. Information on the ChoiceOne benefit plan will be distributed to employees at a later date.

Who should I contact with questions?

All requests for information should be directed to the CEO.

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Forward-Looking Statements

This presentation contains forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of ChoiceOne Financial Services, Inc. (“ChoiceOne” or “COFS”) and Community Shores Bank Corporation (“Community Shores” or “CSHB”) with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, cost savings, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor Community Shores undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following:

•       the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);

•       the failure of Community Shores to obtain shareholder approval, or for ChoiceOne or Community Shores to satisfy any of the other closing conditions to the transaction on a timely basis or at all;

•       the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•       the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and Community Shores do business, or as a result of other unexpected factors or events;

•       the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;

•       diversion of management’s attention from ongoing business operations and opportunities;

•       potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and

•       the outcome of any legal proceedings that may be instituted against ChoiceOne or Community Shores.

Additional risk factors include, but are not limited to, the risk factors described in Item 1A in ChoiceOne Financial Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between ChoiceOne and Community Shores. In connection with the proposed merger, ChoiceOne will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include the Proxy

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Statement of Community Shores and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction. A definitive Proxy Statement/Prospectus will also be sent to Community Shores shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Proxy Statement/Prospectus, once available, as well as other filings containing information about ChoiceOne and Community Shores, may be obtained at the SEC’s Internet site http://www.sec.gov. You will also be able to obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) or from Community Shores by accessing Community Shores’ website at http://www.communityshores.com (which website is not incorporated herein by reference).

Copies of the Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box 186, Sparta, Michigan, 49345, Attention: Thomas L. Lampen, or by calling 616-887-7366 or to Community Shores, 1030 West Norton Avenue, Muskegon, Michigan, 49441, Attention: Heather Brolick, or by calling 231-780-1845.

Participants in Solicitation

Community Shores and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Community Shores shareholders in respect of the transaction described in the Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Contacts

ChoiceOne Financial Services, Inc.

Kelly Potes

President & CEO

ChoiceOne Bank

616-887-7366

kpotes@choiceone.com

Community Shores Bank Corporation

Heather Brolick

President & CEO

Community Shores Bank

231-780-1845

hbrolick@communityshores.com

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